CONCREIT FUND I LLC

1411 4th Avenue, Suite 1000

Seattle, WA 98101

May 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Jonathan Burr

Re:	Concreit Fund I LLC
Offering Statement on Form 1-A, as amended (the “Offering Statement”)
CIK 0001781324

Dear Mr. Burr:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Concreit Fund I LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 2:00PM Eastern Daylight Time on May 21, 2020, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. The Company further acknowledges that:

•	Should the SEC or its staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the SEC from taking any action with respect to the filing;
•	the action of the SEC or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We appreciate the SEC’s review and continued assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Robin Sosnow, Esq., counsel to the Company, at (917) 969-2147.

Sincerely,

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer of Concreit Inc.

Cc:	Securities and Exchange Commission
William Demarest
Robert Telewicz
Pamela Long

Sosnow & Associates PLLC
Robin Sosnow, Esq.